Contact

www.linkedin.com/in/alan-burke-37640b151 (LinkedIn)

Alan Burke

Director, Warfighter and International Integration, Missile Defense Agency, Chief Architect
Arlington, Virginia, United States

Experience

Missile Defense Agency
Director, Warfighter and International Integration
December 2021 - Present (1 year 1 month)
Fort Belvoir, Virginia, United States

United States Department of Defense
DoD Chair, Interagency Aviation Cyber Initiative Task Force
July 2018 - December 2021 (3 years 6 months)
Washington D.C. Metro Area

United States Air Force
Assoc Deputy Director, Air Force Cyber Ops & Warfighter Communications
July 2018 - December 2021 (3 years 6 months)
Pentagon

Education

Harvard University
Senior Executive Fellows Program · (June 2021)

College of Information and Cyberspace, National Defense University
Master of Science - MS, Government Information Leadership, Cyberspace Policy and National Security · (2017 - 2018)

USAF Air War College
· (2006)

USAF Air Command and Staff College
· (1998)

University of Missouri-Columbia
Master of Business Administration - MBA, Management · (1997)